

Mail Stop 3561

March 30, 2017

Hamon F. Fytton
Chief Executive Officer and President
Gold Entertainment Group, Inc.
429 W Plumb Lane
Reno, NV 895095

> **Re: Gold Entertainment Group, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed March 16, 2017**
> **File No. 000-28571**

Dear Mr. Fytton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 2. Please clearly disclose your shell company status and explain the consequences of that status, such as the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Risk Factors, page 2

2. We note your response to our prior comment 2 and your belief that you are not a blank check company. Please add a separately captioned risk factor addressing the risk that if in the future you engage in a registered offering of securities you could be considered a blank check company and would have to comply with Rule 419 in such an offering.

Item 5: Directors and Executive Officers, page 12

3. We note your response to our prior comment 3. You revised to now identify Fred Schiemann as "Chief Executive Officer, and President" on page 12. Please revise to clarify whether he now serves or previously served as your CEO or President.

Executive Compensation, page 13

4. Please revise to provide executive compensation disclosure for the most recently completed fiscal year, the year ended January 31, 2017.

Item 7: Certain Relationships and Related Transactions, page 13

5. We note your response to our prior comment 8. Please revise here to describe the transaction or transactions with "an entity owned 100% by" your current president as discussed on pages F-7 and F-15.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure